January 8, 2009

Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	Itron, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 0-22418

Dear Ms. Blye:

This letter is submitted on behalf of Itron, Inc. (“Itron”, “we”, “our”) and responds to the staff’s comment letter of November 19, 2008 relating to our Form 10-K for our fiscal year ended December 31, 2007.  For your convenience, we have reproduced the staff’s comments below and have provided our responses accordingly.

1.
You identify in exhibit 21.1 to your Form 10-K two subsidiaries incorporated in Iran, which is a country that is identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not otherwise include disclosure regarding your contacts with Iran.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements.  Your response should describe any products, equipment, components, technology, or services you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

On April 18, 2007, Itron Inc. (“Itron”) acquired Actaris Metering Systems SA, a Luxembourg company (“Actaris”).  Actaris designs and manufactures meters and associated meter reading and meter data management systems for the electric, natural gas, and water and heat markets.  Actaris’ customers are principally electric, natural gas, and water utilities and the principle use of its products is to measure energy or water usage for residential, commercial and industrial consumers.

Actaris was doing business in Iran prior to the acquisition by Itron and it continues to do business in Iran today.  However, Actaris’ sales in Iran represent an insignificant portion of Itron’s total sales revenues.  Because Actaris’ business activities in Iran vary by market segment, each market segment (electricity, natural gas, and water and heat) will be addressed separately.  Since Itron did not do any business in Iran prior to April 18, 2007, this response focuses on the period following its acquisition of Actaris.

A.	Electricity Meters

Through its acquisition of Actaris, Itron acquired Actaris’ minority interest in Sherkate Kontorsazi Iran SKI (“SKI”).  We understand that SKI was created in 1968 as a joint venture between the government of Iran and AEG/Telefunken.  It is our further understanding that Schlumberger acquired AEG/Telefunken’s interest in SKI in 1994.  Actaris acquired Schlum-berger’s meter business interest in 2001, including the SKI interest.  Actaris Zähler, an indirect wholly-owned subsidiary of Actaris, holds an 8 percent equity interest in SKI but the book value of the interest is $0.  Actaris Zahler has no contractual or statutory rights to control SKI.

SKI assembles, tests, and calibrates electricity meters and has been doing so since 2005 pursuant to a license from Actaris.  Actaris sells meter kits to SKI and SKI assembles the electric meters locally with local parts and labor.  The finished products are sold to Iranian electric utilities for use by residential and light commercial (commercial shopping areas and businesses) customers.  Actaris provides technical support to SKI to enable proper assembly.  All of Actaris’ sales of electric meter kits are to SKI.  The meter kits are assembled in France for sale to SKI.  None of the materials sold to SKI are sourced from the United States.

Actaris’ sales to SKI for the period of April 2007 to year end 2007 were €4.9 million.  Actaris’ sales to SKI for the period of January 1, 2008 to September 30, 2008 were €6.3 million.  Actaris’ accounts receivable on sales of electrical kits to Iran were €1.3 million as of year end 2007 and €1.3 million as of September 30, 2008.

As noted above, SKI was originally founded as a joint venture between the government of Iran and AEG/Telefunken.  Prior to May 2008, the ownership interests of SKI were as follows:

•	38 % Government of Iran (though a subsidiary of the Ministry of Energy, SATKAB);

•	25 % Public shares traded on the Tehran Stock Exchange;

•	21 % Iran Mining & Industry Corporation (“IMIC”);

•	8 % National Iranian Copper Industries; and

•	8 % Actaris Zähler.

In May 2008, the government of Iran sold its shares to a private investment company.  Following the sale, the shareholders of SKI were as follows:

•	49.5 % Mohen & Renan (investment company that is part of Bank Melli);

•	21.5 % Public shares traded on the Tehran Stock Exchange;

•	21 % IMIC; and

•	8 % Actaris Zähler.

In September 2008, SKI initiated a refinancing plan and bought back the shares held by IMIC.  As a result, the current shareholders of SKI are as follows:

•	70.5 % Mohen & Renan group;

•	21.5 % Public shares traded on the Tehran Stock Exchange; and

•	8 % Actaris Zähler.

B.	Water and Heat Meters

Through its acquisition of Actaris, Itron also acquired Actaris’ indirect minority interest in ABFAR Industrial Corporation (“ABFAR”).  It is our understanding that Compaqnie des Compteurs (“Compteurs”) was a partner in ABFAR in the 1970’s.  Schlumberger acquired Compteurs in the 1970’s and Actaris acquired this interest from Schlumberger in 2001.  Actaris Holding 2 SA (Belgium), an indirect wholly-owned subsidiary, holds a 7.91% equity interest in ABFAR but the book value of the interest is €1,000.  Actaris Holding 2 SA (Belgium) has no contractual or statutory right to control ABFAR.

ABFAR assembles, tests, and calibrates water and heat meters from kits acquired from Actaris.  Actaris sells meter kits to ABFAR and ABFAR assembles the meters locally with local parts and labor.  The finished products are sold to a Tehran water utility for use by residential customers of the utility.  All of Actaris’ sales of water meter kits are to ABFAR.  The kits are assembled in Italy for sale to ABFAR.  None of the materials sold to ABFAR are sourced from the United States.  There are no current contracts or purchase orders between Actaris and ABFAR.  Actaris has not provided any water and heat technology or technical services to Iran since April 2007. 1

Actaris’ sales to ABFAR for the period of April 2007 to December 31, 2007 were €0.1 million.  Actaris’ sales to ABFAR for the period of January 1, 2008 to September 30, 2008 were €0.0.  Actaris’ accounts receivable on sales of water meter kits to Iran were €0.0 million as of year end 2007 and €0.0 million as of September 30, 2008.

As of June 2008 the main shareholders in ABFAR were:

•	33.9 % Industry & Mine Investment Company;
•	20.6 % Tehran Water & Sewage Company;
•	20.3 % Iran France Investment Company; [2]
•	8.0 % Nou` andishan Investment Company; and
•	7.9 % Actaris Holding 2 SA (Belgium).

1SKI, the electricity meter joint venture in Iran, has approached Actaris informally about the possibility of SKI assembling water meters in Iran.  The discussions are preliminary and there are no agreements to provide water meter kits to SKI.
2 Itron understands that Iran France Investment Company may be a subsidiary of Industry & Mining Investment Company.

C.	Natural Gas Meters

With respect to the natural gas meter market, Actaris sells gas meter products directly to customers in Iran (principally public and private gas utilities).  Actaris sells gas meters, gas meter kits, and gas regulators to its customers for the measurement and control of gas products.  In
2005, Actaris entered into a license agreement with Gas Souzan (Iran) allowing Gas Souzan to assemble, test, and calibrate gas meters.  Actaris sells the meter components to Gas Souzan and Gas Souzan assembles the gas meters locally with local parts and labor.  Actaris provides technical support to Gas Souzan to ensure proper assembly.  The gas meter kits are produced in France and Germany.  None of the materials used in the products are sourced from the United States.

Actaris’ sales of gas meters to Iranian customers for the period of April 2007 to December 31, 2007 were €2.7 million.  Actaris’ sales of gas meters to Iranian customers for the period of January 1, 2008 to September 30, 2008 were €2.9 million.   Actaris’ accounts receivable on sales of gas meter products to Iran were €0.5 million as of year end 2007 and €0.9 million as of September 30, 2008.

2.
Please discuss the materiality of any contacts with Iran described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments,  universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated states sponsors or terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

We do not believe that our contacts with Iran constitute a material investment risk for our security holders in qualitative or quantitative terms.

In quantitative terms, Actaris’ sales to customers in Iran are immaterial to Itron’s consoli-dated financial condition and operational results:

	April – December 2007 ($000)	January – September 2008 ($000)
ITRON TOTAL SALES Actaris’ Sales to Iran* % of Sales to Iran to Total	$1,316,000 $10,400 0.79%	$1,477,000 $12,400 0.84%

* At exchange rate of 1.35 USD per €1.00.

The Actaris subsidiaries hold minor interests in joint ventures in which entities owned or controlled by the government of Iran have an interest.  None of the Actaris subsidiaries have a legal or statutory right to control the joint ventures.  Actaris’ equity investments in SKI and ABFAR in aggregate are €1,000.  Actaris does not have any other assets or liabilities with respect to its sales in Iran except for ordinary accounts receivable which, of course, vary from time to time.  Actaris’ outstanding accounts receivable as of year end 2007 were €1.8 million which is 0.06% of Iton’s assets.  Actaris’ outstanding accounts receivable as of the end of September 2008 were €2.2 million which is 0.07% of Itron’s assets.

In qualitative terms, Actaris’ products sold in Iran are designed for use in residential, retail/commercial, and light industrial settings and are used to measure energy and water usage.  The products are not designed for, and to the best of our knowledge, understanding and belief, are not used for or converted for any military applications.  Accordingly, we do not believe that our subsidiaries’ activities in Iran would materially and adversely impact our reputation or share value.

*          *          *
We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The foregoing information is accurate to the best of our knowledge, understanding and belief.  If you have any questions about this response, please contact John Holleran, Sr. Vice President, General Counsel, and Corporate Secretary of Itron.

Very truly yours,

 /s/ John W. Holleran

John W. Holleran
Sr. Vice President, General Counsel, and Corporate Secretary